SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A. C.N.P.J./M.E. 06.164.253/0001-87 N.I.R.E. 35.300.314.441	SMILES FIDELIDADE S.A. C.N.P.J./M.E. 05.730.375/0001-20 N.I.R.E. 35.300.493.095

Notice to Shareholders

Information on the Corporate Reorganization

São Paulo, March 25, 2021 – GOL Linhas Aéreas Inteligentes S.A. (“GOL”), (NYSE: GOL and B3: GOLL4), the largest domestic Brazilian airline, and Smiles Fidelidade S.A. (“SMILES”) (B3: SMLS3) supplementing the information disclosed in the Material Fact dated February 12, 2021 (“Material Fact”), inform the following:

1	Withdrawal Rights

Withdrawal Rights on the Merger of SMILES Shares

Pursuant to articles 137 and 252, paragraph 2 of Law No. 6,404, dated December 15, 1976, as amended (“Brazilian Corporate Law”), the merger of shares issued by SMILES into GOL Linhas Aéreas S.A. (“GLA” and “Merger of SMILES Shares”) shall entitle SMILES and GLA shareholders to withdrawal rights. Withdrawal rights are guaranteed to shareholders who own shares issued by SMILES uninterruptedly, from February 12, 2021 (the disclosure date of the Material Fact) to the reference date for definition of SMILES shareholders who shall receive the shares issued by GOL, to be disclosed in due time, after the periods to exercise the withdrawal rights and the option for the exchange ratio elapse (“Date of Consummation”). Shareholders who did not vote in favor of the Merger of SMILES Shares, who abstained from voting or who did not attend the respective Special Shareholders’ Meeting, and who expressly state their intention to exercise the right of withdrawal, may exercise the respective right within the term of 30 days starting on March 30, 2021 (inclusive) and ending on April 28, 2021 (inclusive) (“Withdrawal Right Term”). Since GOL was the sole shareholder of GLA on the date when GLA’s Shareholders’ Meeting passed a resolution on the Merger of SMILES Shares, there shall be no dissenting shareholders nor withdrawal rights within the scope of GLA as a result of this phase of the reorganization.

Pursuant to Article 264, paragraph 3 of the Brazilian Corporate Law, dissenting shareholders may opt between (i) the reimbursement amount set forth in Article 45 of the Brazilian Corporate Law, in accordance with SMILES financial statements as of December 31, 2019, corresponding to R$9.71 per share, without prejudice to the right to prepare a special balance sheet; or (ii) the amount assessed pursuant to Article 264 of the Brazilian Corporate Law, corresponding to R$19.60. It should be clarified that the exercise of withdrawal rights shall refer exclusively to all shares. Therefore, dissenting shareholders shall not be allowed to exercise their options on part of the shares they own.

Withdrawal Rights on the Merger of GLA Shares

Pursuant to Articles 137 and 252, paragraph 2, of the Brazilian Corporate Law, the merger of shares issued by GLA into GOL (“Merger of GLA Shares”) shall entitle GLA and GOL shareholders to withdrawal rights. Withdrawal right shall be guaranteed to shareholders who own shares issued by GOL uninterruptedly, from February 12, 2021 (the disclosure date of the Material Fact) to the Date of Consummation, who did not vote in favor of the merger of GLA shares, who abstained from voting or who did not attend the respective Special Shareholders’ Meeting, and who expressly state their intention to exercise the right of withdrawal, within the Period of Withdrawal Right. Since, GOL was the sole shareholder of GLA on the date when GLA’s Shareholders’ Meeting passed a resolution on the Merger of GLA Shares, there shall be no dissenting shareholders nor withdrawal rights within the scope of GLA as a result of this phase of the reorganization.

Regarding the withdrawal rights of GOL shareholders, considering that GOL’s shareholders’ equity is assessed according to the method set forth in Article 45 of the Brazilian Corporate Law (without prejudice to the right of preparing a special balance sheet) and the method set forth in Article 264 of the Brazilian Corporate Law, the value was negative and the reimbursement amount is zero. It should be clarified that the exercise of withdrawal rights shall exclusively refer to all shares. Therefore, dissenting shareholders shall not be allowed to exercise their options on part of the shares they own.

At the end of the period for exercising the withdrawal right, the companies shall issue a notice in compliance with Article 137, paragraph 3 of the Brazilian Corporate Law, containing information on the withdrawal exercised (“Confirmation Notice”).

2	Procedure for Exercising the Withdrawal Right

Shares kept with Itaú Corretora de Valores S.A.

Dissenting shareholders whose shares are kept with Itaú Corretora de Valores S.A. (“Bookkeeper”), who wish to exercise the right of withdrawal, within the Period of Withdrawal Right, should contact the Shareholder Service Channel through the following numbers:

Capitals and metropolitan regions: (11) 3003-9285

Other locations: 0800-720-9285

For account owners: (11) 4004-4828 (options 3-6-3)

Service hours are on business days, from 9am to 6pm.

The following documents should be delivered to the Bookkeeper:

Individuals: (a) Identification Document (RG), (b) Individual Taxpayer Identification Number (CPF), (c) proof of address, and (d) letter of request signed by the dissenting shareholder, with acknowledgment of signature by similarity, requesting the withdrawal, which must contain the shareholder's personal and bank details for payment of the refund and the number of shares held by the dissenting shareholder in relation to which the withdrawal right shall be exercised.

Legal Entities: (a) original and copy of the bylaws and minutes of the election of the current executive board, or of the consolidated articles of organization in effect, (b) proof of registration with the National Register of Corporate Taxpayers (CNPJ), (c) Identification Document (RG), Individual Taxpayer Identification Number (CPF), and proof of address of their agents, and (d) letter of request signed by the dissenting shareholder, with acknowledgment of signature by similarity, requesting the withdrawal, which must contain the shareholder's personal and bank details for payment of the refund and the number of shares held by the dissenting shareholder in relation to which the withdrawal right shall be exercised.

Investment Funds: (a) original and copy of the last consolidated regulations of the fund, duly registered with the relevant body, (b) original and copy of the bylaws and minutes of the election of the current executive board, or of the consolidated articles of organization in effect, of the director and/or manager of the fund (depending on the person authorized to appear and vote at shareholders’ meetings related to the assets held by the fund), (c) proof of registration with the National Register of Corporate Taxpayers (CNPJ) of the fund and director and/or manager of the fund, (d) Identification Document (RG), Individual Taxpayer Identification Number (CPF), and proof of address of their agents, and (d) letter of request signed by the dissenting shareholder, with acknowledgment of signature by similarity, requesting the withdrawal, which must contain the shareholder's personal and bank details for payment of the refund and the number of shares held by the dissenting shareholder in relation to which the withdrawal right shall be exercised.

Shareholders who are represented by a proxy shall deliver, in addition to the documents referred to above, the respective power of attorney with an acknowledged signature, which should have been granted less than one year before to a proxy with special powers to exercise the withdrawal right and refund request.

Shares Held in Custody with the Central Assets Depository.

Dissenting shareholders whose shares are held in custody with the Central Assets Depositary of B3 S.A. - Brasil, Bolsa, Balcão, who wish to exercise the right of withdrawal shall, within the Period of Withdrawal Right, must express their interest in the right of withdrawal through their respective custodians, contacting them sufficiently in advance to take the necessary measures.

3	Date and Method of Payment

Payment to the dissenting shareholders shall be made through the data registered with the custodian institutions or according to the bank details that should be provided in the refund request as stated in item 2 above. The date and method of payment shall be informed to the market within due time.

4	Exchange Ratio

Due to the distribution of dividends approved by SMILES on March 25th, 2021, in the amount of R$ 500,000,000.00, the exchange ratio will be automatically adjusted in accordance with item 2.1 of the Protocol and Justification, so that, for each SMILES common share, SMILES shareholders shall receive (a) an installment in national currency in the amount of R$5.11 (related to the redemption of GOL redeemable Class B preferred shares), adjusted pursuant to the provisions of the Protocol and Justification draft; and (b) 0.6601 GOL preferred share (“Base Exchange Ratio”), adjusted pursuant to the Protocol and Justification.

However, SMILES Shareholders shall be guaranteed a period of seven business days, to be informed in the Confirmation Notice, to opt for an Optional Exchange Ratio (“Optional Exchange Ratio Period”), by which, for each SMILES common share, SMILES shareholders shall receive (a) an installment in national currency in the amount of R$18.51 (related to the redemption of GOL redeemable Class C preferred shares), adjusted pursuant to the Protocol and Justification; and (b) 0.1650 GOL preferred share (“Optional Exchange Ratio”), adjusted pursuant to the Protocol and Justification, at the discretion of SMILES shareholders.

SMILES SHAREHOLDERS THAT DO NOT ELECT THE OPTIONAL EXCHANGE RATIO SHALL AUTOMATICALLY MIGRATE IN ACCORDANCE WITH THE BASE EXCHANGE RATIO.

Information for exercising the option for the Optional Exchange Ratio, the establishment of the base date for determining the shareholders who shall migrate to GOL's shareholder base, as well as the credit date for the shares and payment of the redeemable preferred shares shall be timely disclosed in the Notice of Confirmation.

4.1	Fractions of GOL Shares issued as a result of GLA Merger

Any fractions of GOL preferred shares as a result of the exchange ratio on the Merger of GLA Shares shall be grouped in whole numbers to be subsequently sold in the spot market managed by B3. The amounts received from this sale shall be made available to SMILES shareholders that held the relevant fractions on the Base Date, in proportion to the interest they held in each share sold, pursuant to a notice to be timely disclosed by GOL.

More detailed information on the corporate reorganization is available on the CVM (http://www.cvm.gov.br/) and B3 (http://www.b3.com.br/pt_br/) websites, or on the GOL's investor relations website (http://ri.voegol.com.br) or on Smiles’ website (http://ri.smiles.com.br), or through the contacts below.

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Smiles Investor Relations

ri@smiles.com.br
ri.smiles.com.br

+55 (11) 4841-1820

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 14,000 highly skilled aviation professionals and operates a fleet of 128 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

About Smiles Fidelidade S.A.

Smiles started as a single loyalty program but has evolved into its current coalition model, which features several unique characteristics that allow for the accrual and redemption of miles from GOL flights and its international partner airlines, as well as Brazil’s leading commercial banks, including co-branded cards issued by Bradesco, Banco do Brasil and Santander, and a vast network of retail partners. The current model works through (i) the accrual of miles by members when they purchase airline tickets with GOL or other partner airlines or products and services from business and financial partners; Smiles miles being acquired through the loyalty of these customers to those businesses, and (ii) award redemptions by members when they exchange their miles for flights on GOL and other partner airlines or products and services offered by commercial and financial partners. Our primary sources of revenues come from (i) redeemed miles revenues, represented by tickets and awards in our network of airline, commercial and financial partners, (ii) interest income between the date the miles were accrued and the date they were redeemed, and (iii) breakage revenues if issued miles expire without being redeemed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer